                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*

                       UNITED STATES ANTIMONY CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    911549103
                -------------------------------------------------
                                 (CUSIP Number)

                                   Al W. Dugan
             1415 Louisiana Street, Suite 3100, Houston, Texas 77002
                                 (713) 658-1142
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2002
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 911549103                                          Page 2 of 10 Pages
-----------------------                                  -----------------------
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              AL W. DUGAN
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              US
--------------------------------------------------------------------------------
           NUMBER OF        7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY           4,039,176 SHARES
            OWNED BY      ------------------------------------------------------
              EACH          8    SHARED VOTING POWER
           REPORTING
             PERSON              1,781,440 SHARES
              WITH        ------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 4,039,176 SHARES
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 1,781,440 SHARES
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,520,616 SHARES
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  (See Instructions)                                     [X]

              183,333 SHARES
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.83 %
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 911549103                                          Page 3 of 10 Pages
-----------------------                                  -----------------------
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              DELAWARE ROYALTY COMPANY, INC. 74-1651985
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
--------------------------------------------------------------------------------
           NUMBER OF        7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY           0
            OWNED BY      ------------------------------------------------------
              EACH          8    SHARED VOTING POWER
           REPORTING
             PERSON              1,370,940 SHARES
              WITH        ------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 0
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 1,370,940 SHARES
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,370,940 SHARES
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  (See Instructions)                                     [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.04 %
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 911549103                                          Page 4 of 10 Pages
-----------------------                                  -----------------------
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              ANGLO EXPLORATION CORPORATION 74-1728669
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
--------------------------------------------------------------------------------
           NUMBER OF        7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY           0
            OWNED BY      ------------------------------------------------------
              EACH          8    SHARED VOTING POWER
           REPORTING
             PERSON              180,000 SHARES
              WITH        ------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 0
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 180,000 SHARES
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              180,000 SHARES
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  (See Instructions)                                     [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.67 %
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 911549103                                          Page 5 of 10 Pages
-----------------------                                  -----------------------
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              HOUSTON RESOURCES CORPORATION 74-1698698
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
--------------------------------------------------------------------------------
           NUMBER OF        7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY           0
            OWNED BY      ------------------------------------------------------
              EACH          8    SHARED VOTING POWER
           REPORTING
             PERSON              230,500 SHARES
              WITH        ------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 0
                          ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 230,500 SHARES
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              230,500 SHARES
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  (See Instructions)                                     [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.85 %
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

         The Statement on Schedule 13D (the "SCHEDULE 13D") filed on May 15, 2002 relating to the beneficial ownership of common stock, par value $0.01 per share (the "COMMON STOCK"), of United States Antimony Corporation, a Montana corporation (the "ISSUER") is hereby amended and supplemented as set forth below. Other than as set forth below, the Schedule 13D remains unchanged.

Item 1.  Security and Issuer.

         Item 1 of the Schedule 13D remains unchanged.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following:

         The aggregate purchase price for the 100,000 shares of Common Stock purchased by Delaware Royalty Company on June 28, 2002 was $23,000.00. Delaware Royalty Company used its general working capital to make the foregoing purchases.

         The aggregate purchase price for the 300,000 shares of Common Stock purchased by Mr. Dugan on September 30, 2002 was $60,000.00. In connection with the acquisition of such shares of Common Stock, warrants to purchase 300,000 shares of Common Stock were also issued to Mr. Dugan as additional consideration for the purchase price. Mr. Dugan used personal funds to make the foregoing purchase.

         The aggregate purchase price for the warrants to purchase 961,358 shares of common stock purchased by Mr. Dugan on September 3, 2002 was $20,000. Mr. Dugan used personal funds to purchase these warrants

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D remains unchanged.


Item 5.  Interest in Securities of the Issuer.

         Subsections (a) and (c) of Item 5 are amended to read as follows:

         (a) The Reporting Persons may be deemed to beneficially own in the aggregate 5,820,616 shares of Common Stock, representing approximately 19.83% of the outstanding shares of Common Stock (based on 27,027,959 shares of Common Stock reported as outstanding as of November 4, 2002 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002). The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons.

                                                    NUMBER           PERCENTAGE OF
                                                   OF SHARES          OUTSTANDING
                       HOLDER                    DIRECTLY HELD          SHARES
                       ------                    -------------       -------------
Al W. Dugan...............................           4,039,176               13.86%
Delaware Royalty..........................           1,370,940                5.04%
Anglo Exploration.........................             180,000                 .67%
Houston Resources.........................             230,000                 .85%
                                                 -------------       -------------
         TOTAL............................           5,820,616               19.83%


         The shares listed as directly held by Mr. Dugan and the total shares include warrants to purchase 2,120,409 shares of Common Stock which are exercisable within the next 60 days. The shares listed as directly held by Delaware Royalty and the total shares include warrants to purchase 200,000 shares of Common Stock which are exercisable within the next 60 days.

         The shares listed as directly held by Mr. Dugan do not include 183,333 shares of Common Stock held by Lydia P. Dugan, his wife. Mr. Dugan disclaims beneficial ownership of these shares.

         (c) On June 28, 2002 Delaware Royalty Trust Company, Inc. acquired 100,000 shares of Common Stock from the Stanford Financial Group for $0.23 per share.

         On September 3, 2002 Mr. Dugan purchased 300,000 shares of Common Stock from the Issuer for $0.20 per share. In connection with the acquisition of such shares of Common Stock, warrants to purchase an aggregate of 300,000 shares of Common Stock were also issued to Mr. Dugan as additional consideration for the purchase price. The warrants are immediately exercisable and expire on September 3, 2005. Mr. Dugan's personal funds were used to make this purchase.

         On September 3, 2002, Mr. Dugan acquired warrants to purchase 961,358 shares of common stock in a private transaction for $0.02 per warrant. The warrants have an exercise price of $0.39 per share, are immediately exercisable, and expire on September 3, 2005. Mr. Dugan's personal funds were used to make this purchase.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D remains unchanged.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement between Mr. Dugan, Delaware Royalty, Anglo Exploration and Houston Resources dated December 26, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: 1/15/03


                                               /s/ Al W. Dugan
                                        ----------------------------------------
                                        Al W. Dugan



                                        DELAWARE ROYALTY COMPANY, INC.


                                               /s/ Al W. Dugan
                                        ----------------------------------------
                                        Al W. Dugan, President



                                        ANGLO EXPLORATION CORPORATION


                                               /s/ Al W. Dugan
                                        ----------------------------------------
                                        Al W. Dugan, President



                                        HOUSTON RESOURCES CORPORATION


                                               /s/ Al W. Dugan
                                        ----------------------------------------
                                        Al W. Dugan, President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
   1.        Joint Filing Agreement between Mr. Dugan, Delaware Royalty, Anglo
             Exploration and Houston Resources dated December 26, 2002.